Mail Stop 03-06

May 23, 2005



Via Facsimile and U.S. Mail

Ms. Jane Todd
Principal Financial Officer
SMTC Corporation
635 Hood Road
Markham, Ontario, Canada

	Re:	SMTC Corporation
		Form 10-K for the year ended December 31, 2004
      File No. 000-31051


Dear Ms. Todd:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Page 17

Year Ended December 31, 2004 compared to the year ended December
31,
2003 - Page 22

1. In your MD&A, you refer to and compare amounts excluding various items. For example, you disclose gross profit excluding the settlement of inventory claims and other charges. While this type of disclosure is helpful in describing same operating results from period to period, it removes focus from the excluded items and may be misleading to investors. Please revise future filings to discuss changes in your GAAP-based results, identifying those unique or material transactions or events that contributed to the changes.

Item 9A.  Controls and Procedures - Page 48

2. Please supplementally tell us and revise your disclosure concerning changes in your internal control over financial reporting to also indicate whether there was any change in your internal control over financial reporting that occurred during the most recent fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-K as amended effective August 13, 2003.

Financial Statements

Notes to Consolidated Financial Statements - Page F-7

Note 2.  Significant Accounting Policies - Page F-7

(c) Revenue Recognition - Page F-7

3. Please tell us supplementally and revise future filings to disclose your accounting policies for manufacturing warranties.
Revise future filings to provide all of the disclosures required by
SFAS 5 and paragraph 14 of FIN 45.

(k) Stock-based compensation - Page F-9

4. We note you presented a pro-forma adjustment of $128,000 in stock-based compensation recovery that you would have recognized in fiscal
2004 if you had applied the fair value recognition provisions of SFAS
123. Tell us supplementally and revise this filing to describe why you would have recognized additional income rather than expense for your outstanding stock options if you had applied SFAS 123.


Note 9.  Capital Stock - Page F-24

5. We note the significant number of grants and cancellations related
to your stock options in each reporting period presented. We also note your disclosure that on January 8, 2002, the Board of Directors gave the holders of options to purchase an aggregate of 1,097,000 shares of common stock in exchange for the opportunity to return their options to you for cancellation. We further note that on July
26, 2002, you granted 362,500 options to certain holders of
options
cancelled on January 8, 2002.   Please tell us supplementally and
revise future filings to address the following:
a. Describe the circumstances surrounding the material cancellations in each of the reporting periods presented. We note your disclosure does not address 2003 or 2004.
b. Explain to us how you accounted for these cancellations and grants in accordance with SFAS 123, APB 25 and FIN 44.
c. Separately present forfeitures and expirations in your tabular format.


      *    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639, Kevin Vaughn, Staff Accountant at (202) 551-3643 or me at
(202)
551-3327 if you have questions regarding these comments.



							Sincerely,


							Michele Gohlke
							Branch Chief


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Ms. Jane Todd
SMTC Corporation
May 23, 2005
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